Exhibit 99.19

Merrill Lynch Fairness Opinion Dated April 9, 2003

Corporate and Institutional Client Group

4 World Financial Center FL 30
New York NY 10080

April 9, 2003

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Members of the Board of Directors:

      General Motors Corporation (“GM”) proposes to engage in a series of transactions involving its wholly owned subsidiary Hughes Electronics Corporation (“Hughes”), whose outstanding capital stock consists of common stock, $0.01 par value per share (the “Hughes Common Stock”), and Class B common stock, $0.01 par value per share (the “Hughes Class B Common Stock”).

      GM proposes that prior to the Split-Off Effective Time (as defined below), (1) Hughes will declare and pay to GM a special dividend consisting of $275 million in cash (the “Special Dividend”) and (2) GM and Hughes will take all actions necessary such that GM will hold, immediately prior to the Split-Off Effective Time, (i) a number of shares of Hughes Common Stock equal to the number of shares of GM Class H Common Stock, par value $0.10 per share (the “GM Class H Common Stock”), outstanding as of immediately prior to the Split-Off Effective Time (the “Outstanding Class H Shares”) and (ii) a number of shares of Hughes Class B Common Stock equal to the Split-Off Denominator minus the Outstanding Class H Shares. “Split-Off Denominator” means the denominator of the fraction described in Article Fourth, Division I, Section (a)(4) of the Amended and Restated Certificate of Incorporation of GM, as amended (the “GM Certificate of Incorporation”), as amended by the GM Charter Amendment (as defined below), determined as of immediately prior to the Split-Off Effective Time and determined as of such point in time rather than as an average with respect to any accounting period.

      Pursuant to provisions to be implemented by means of an amendment (the “GM Charter Amendment”) to the GM Certificate of Incorporation, GM will distribute to holders of outstanding shares of GM Class H Common Stock, as of immediately prior to the Split-Off Effective Time, one share of Hughes Common Stock per share of GM Class H Common Stock, and all such shares of GM Class H Common Stock will be redeemed and canceled in accordance with the terms of the GM Certificate of Incorporation, as amended by the GM Charter Amendment (the “Split-Off”, and together with the separation of Hughes from GM as contemplated by the Separation Agreement (the “Separation Agreement”) to be entered into by and between GM and Hughes and the payment of the Special Dividend to GM, the “Hughes Separation Transactions”). The date and time at which the Split-Off becomes effective is referred to herein as the “Split-Off Effective Time.”

      Simultaneously with the Split-Off, GM will sell to The News Corporation Limited (“Purchaser”), or a qualified subsidiary designated by Purchaser, all of the shares of Hughes Class B Common Stock held by GM as of such time (the “Stock Sale”) for cash and, as applicable, American Depositary Receipts representing American Depositary Shares of Purchaser, each of which represents four Preferred Limited Voting Ordinary Shares of Purchaser (“Purchaser Stock”), in accordance with the terms and conditions of the Stock Purchase Agreement (the “Stock Purchase Agreement”) to be entered into by and among Purchaser, Hughes and GM.

      Immediately after the consummation of the Split-Off and the Stock Sale, and in accordance with the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Hughes, Purchaser and a wholly owned subsidiary of Purchaser (“Merger Sub”), Merger Sub will be merged with and into Hughes (the “Merger”, and together with the Hughes Separation Transactions and the Stock Sale, the “Transactions”), and Hughes will be the surviving corporation (the “Surviving Corporation”). The date and time at which the Merger becomes effective is referred to herein as the “Merger Effective Time.”

      Pursuant to the Merger, (1) each share of Hughes Class B Common Stock held by Purchaser will remain outstanding and will constitute an equal number of shares of Class B common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Class B Common Stock”), and such shares of Surviving Corporation Class B Common Stock will, immediately after the Merger Effective Time, convert into an equal number of shares of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”), (2) all of the outstanding capital stock of Merger Sub issued and outstanding as of immediately prior to the Merger Effective Time will, in the aggregate, be converted into shares of Surviving Corporation Common Stock such that, immediately following the Merger Effective Time, Purchaser and its subsidiaries will own, including the shares described in clause (1) above, 34% of the aggregate number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock issued and outstanding immediately after the Merger Effective Time and (3) all of the shares of Hughes Common Stock issued and outstanding as of immediately prior to the Merger Effective Time and not held by Purchaser or any subsidiary of Purchaser will be converted into the right to receive (i) shares of Surviving Corporation Common Stock representing 66% of the aggregate number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock outstanding immediately after the Merger Effective Time and (ii) Purchaser Stock and/or cash, as applicable, in accordance with the terms and conditions of the Merger Agreement.

      You have advised us that GM will request a private letter ruling from the Internal Revenue Service to the effect that, and we have assumed that, the Split-Off will be treated as a tax-free distribution under Section 355 and the related provisions of the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

      You have asked us whether, in our opinion, taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of the GM Common Stock, par value $1 2/3 per share (the “GM $1 2/3 Common Stock”), as a class and to the holders of the GM Class H Common Stock as a class, respectively.

      In arriving at the opinion set forth below, we have, among other things:

      (1) Reviewed certain publicly available business and financial information relating to GM, Hughes and Purchaser that we deemed to be relevant;

      (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of GM and Hughes furnished to us by GM and Hughes, respectively;

      (3) Conducted discussions with members of management of GM, Hughes and Purchaser concerning the matters described in clauses 1 and 2 above, as applicable, as well as their respective businesses and prospects;

      (4) Reviewed the market prices and valuation multiples for the GM Class H Common Stock and Purchaser Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (5) Reviewed the results of operations of Hughes and Purchaser and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (6) Participated in certain discussions and negotiations among representatives of GM, Hughes, Purchaser and their financial and legal advisors;

      (7) Reviewed the potential pro forma impact of the Transactions on the financial results, financial condition and capitalization of each of GM, Hughes and Purchaser;

      (8) Reviewed drafts dated April 9, 2003 of the following (including any exhibits and attachments or schedules thereto): (i) the Stock Purchase Agreement, (ii) the GM Charter Amendment, (iii) the Separation Agreement and the ancillary separation agreements to be entered into in connection with the Split-Off as provided by the Separation Agreement, (iv) the Merger Agreement and (v) the proposed amendments to the Amended and Restated Certificate of Incorporation of Hughes, as amended (collectively, the “Transaction Agreements”); and

      (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of GM, Hughes or Purchaser or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of GM, Hughes or Purchaser under any state or federal laws relating to bankruptcy, or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of GM, Hughes or Purchaser. With respect to the financial forecast information furnished to or discussed with us by GM and Hughes, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of GM’s or Hughes’ management as to the expected future financial performance of GM and Hughes, as the case may be. Further, we have not taken into account the amount and timing of any potential revenue and cost savings synergies and related expenses which may result from the Transactions. We have also assumed that the final form of the Transaction Agreements will be substantially similar to the last drafts reviewed by us.

      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual, governmental or otherwise) for the Transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transactions. In addition, we have assumed that each of the Transactions will be consummated in a timely manner and in accordance with the terms as contemplated by the Transaction Agreements. You have advised us, and we have assumed, that as a result of the GM Charter Amendment, the provisions of Article Fourth, Division I, Section (c) of the GM Certificate of Incorporation should not apply to the Transactions. We have also assumed that there will be no material adverse effect on GM, Hughes, Purchaser or the Surviving Corporation from the accounting treatment of the Transactions. You have advised us, and we have assumed, that GM will be responsible for no contingent liabilities of Hughes which are material in the aggregate as a result of the consummation of the Transactions.

      During the course of our engagement, we were asked by you to solicit indications of interest from various third parties regarding a transaction with Hughes, and we have considered the results of such solicitation in rendering our opinion.

      We have received fees for our services as financial advisor to GM in connection with the Transactions and will receive additional fees for our services that are contingent upon the consummation of certain transactions relating to Hughes. In addition, GM has agreed to indemnify us for certain liabilities arising out of our engagement. We have also, in the past, provided financial advisory and financing services to GM and its affiliates and may continue to do so and have received, and may receive, fees for rendering of such services. In addition, in the ordinary course of our business, we may actively trade shares of the GM $1 2/3 Common Stock, the GM Class H Common Stock, and other securities of GM for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of GM and may be used in its entirety in any proxy or consent solicitation statement/ prospectus to be distributed to holders of the GM $1 2/3 Common Stock or the GM Class H Common Stock in connection with the Transactions. Our opinion does not address the merits of the underlying decision by GM or Hughes to engage in the Transactions and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transactions or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of GM, other than the holders of the GM $1 2/3 Common Stock and the holders of the GM Class H Common Stock.

      We are not expressing any opinion herein as to the prices at which (i) the GM $1 2/3 Common Stock, the GM Class H Common Stock or Purchaser Stock will trade following the announcement or consummation of the Transactions and (ii) the Surviving Corporation Common Stock will trade following the consummation of the Transactions.

      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, taking into account all relevant financial aspects of the Transactions taken as a whole, the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the Transactions is fair, from a financial point of view, to the holders of the GM $1 2/3 Common Stock as a class and to the holders of the GM Class H Common Stock as a class, respectively.

Very truly yours,

/s/	MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED